ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

ANNOUNCEMENT OF RELATED-PARTY TRANSACTION

In compliance with the provisions of Attachment F to CVM Resolution No. 80/22, Itaú Unibanco Holding S.A. ("Company") informs its stockholders and the general market about the following related-party transaction:

Parties	Itaú Unibanco S.A. ("Itaú Unibanco") and Tecnologia Bancária S.A.("TecBan").
Relation with the Company	Itaú Unibanco is a wholly-owned subsidiary of the Company. TecBan is a company whose capital is held by a number of financial institutions and in which the Company has an indirect interest equity of approximately 28%.
Subject matter and main terms and conditions	The transaction consists in a contract for the rental, by TecBan, of 1,000 RATMs and 4,673 spare cassettes (the place where ATM cash is stored). Total contract amounted to R$131,897,655.94, of which R$ 70,731,838.00 corresponds to the rental carried out in November 2023 and R$ 61,165,817.94 corresponds to the potential rental to be carried out in April 2024. Contract is effective for 15 years, with a one-year onsite warranty for RATMs, predefined legal conditions, and reuse of balance in the case of early termination. It does not provide for value adjustment during the entire valid period and is complementary to the contracts executed with TecBan and its subsidiaries on January 17, 2022, July 8, 2022 and March 28, 2023, also disclosed to the market, on the grounds of any increase in demand increase.
Date of Transaction	November 28, 2023.
Detailed justification of the reasons why the Company's management considers that the transaction was conducted under commutative conditions or provides for proper compensation	The Company's management understands that the transaction was carried out under arms' length conditions and the contract complied with the rules set out in the Company's Policy for Transactions with Related Parties, including the approval by the Related Parties Committee, which is entirely composed of the Company's independent members.
Any participation of the counterparty, its partners or managers in the Company's decision- making process with respect to the transaction or negotiation of the transaction as representatives	Not applicable.

of the Company, describing this participation	

São Paulo (SP), December 7, 2023.

RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence